Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and six months ended August 31, 2010

September 27, 2010

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2010 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

During the three months ended August 31, 2010 the Company improved its margin percentage from 48.7% in the quarter ended August 31, 2009 to 49.1% in the quarter ended August 31, 2010.

For the three months ended August 31, 2010, the Company reported gross sales of $6.29 million and a net loss of $549,072 as compared to gross sales of $6.62 million and a net income of $809,455 in the corresponding quarter of the prior year. The loss for the quarter was due to a non-recurring, non-cash stock based compensation expense included in selling, general and administration expenses from the issuance of options in the period. Total stock based compensation expense reported in the quarter ended August 31, 2010 was $1,181,098 compared to $66,706 in the same quarter of the prior year.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2010 and are available in the February 28, 2010 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 9 and Note 10 of the quarterly financial statements.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	August 31, 2010	August 31, 2009		Change
Manufactured Products	$5,710,171	$5,940,146	$	(229,975)
Purchased Products	580,503	684,055		(103,552)
Total Gross Revenue	$6,290,674	$6,624,201	$	(333,527)
Discounts, Allowances and Rebates	(424,065)	(511,284)		87,219
Net Revenue	$5,866,609	$6,112,917	$	(246,308)

Gross revenue for the quarter ended August 31, 2010 was $6,290,674 compared to $6,624,201 for the same period of the previous year, representing a decrease of 5%. The decrease of $333,527 in gross revenue for the quarter ended August 31, 2010 was the result of the following:

  decreased revenue from manufactured products of $229,975 due to lower demand for certain manufactured products; and, decreased revenue from products that the Company purchases for resale of $103,552 related to a brand the Company licenses from a third party for resale.

Discounts, rebates and slotting fees for the quarter ended August 31, 2010 decreased $87,219 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $79,396 and lower discounts for products that the Company purchases for resale of $7,823.

	Six months ended	Six months ended
Revenue	August 31, 2010	August 31, 2009	Change
Manufactured Products	$10,746,658	$10,747,292	$(634)
Purchased Products	1,099,696	1,775,688	(675,992)
Total Gross Revenue	$11,846,354	$12,522,980	$(676,626)
Discounts, Allowances and Rebates	(843,363)	(1,001,000)	157,637
Net Revenue	$11,002,991	$11,521,980	$(518,989)

Gross revenue for the six months ended August 31, 2010 was $11,846,354 compared to $12,522,980 for the same period of the previous year, representing a decrease of 5.4% . The decrease of $676,626 in gross revenue for the six months ended August 31, 2010 was the result of the following:

  relatively unchanged revenue from manufactured products; and, decreased revenue from products that the Company purchases for resale of $675,992 due to the discontinuation of the low margin food products and reduced revenue from a brand the Company licenses for resale.

Discounts, rebates and slotting fees for the six months ended August 31, 2010 decreased $157,637 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $116,610 and lower discounts for products that the Company purchases for resale of $41,027.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2010	August 31, 2009		Change
Manufactured Products	$2,587,146	$2,657,750	$	(70,604)
Purchased Products	400,435	478,323		(77,888)
Total	$2,987,581	$3,136,073	$	(148,492)

Cost of sales for the quarter ended August 31, 2010 was $2,987,581 compared to $3,136,073 for the same period of the previous year, representing a decrease of 4.7% . The decrease of $148,492 in cost of sales for the quarter ended August 31, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $70,604 due to lower sales volumes the effect of which was partially offset by slightly higher production costs; and, decreased cost of sales from products that the Company licenses for resale of $77,888.
	Six months ended	Six month ended
Cost of Sales	August 31, 2010	August 31, 2009	Change
Manufactured Products	$4,788,882	$5,098,558	$(309,676)
Purchased Products	748,912	1,335,234	(586,322)
Total	$5,537,794	$6,433,792	$(895,998)

Cost of sales for the six months ended August 31, 2010 was $5,537,794 compared to $6,433,792 for the same period of the previous year, representing a decrease of 13.9% . The decrease of $895,998 in cost of sales for the six months ended August 31, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $309,676 due to increased operational efficiency; and, decreased cost of sales from products that the Company purchases for resale of $586,322 due to the discontinuation of the low margin food products and decreased volume of a brand the Company licenses for resale.

Margin

	Quarter ended	Quarter ended
Margin	August 31, 2010	August 31, 2009	Change
Manufactured Products	$2,779,571	$2,859,547	$(79,976)
Purchased Products	99,457	$117,297	(17,840)
Total	$2,879,028	$2,976,844	$(97,816)
Margin percentage	49.1%	48.7%	0.4%

Margin for the quarter ended August 31, 2010 was $2,879,028 compared to $2,976,844 for the same quarter of the previous year, representing an increase in margin percentage of 0.4% . The decrease of $97,816 in margin for the three months ended August 31, 2010 was the result of the following:

  decreased margin from manufactured products of $79,976 due to lower sales volume and slightly higher production costs; and, decreased margin from products that the Company purchases for resale of $17,840 due to decreased volume of a brand the Company licenses for resale.
	Six months ended	Six months ended
Margin	August 31, 2010	August 31, 2009	Change
Manufactured Products	$5,247,430	$4,821,778	$425,652
Purchased Products	217,767	266,410	(48,643)
Total	$5,465,197	$5,088,188	$377,009
Margin percentage	49.7%	44.2%	5.5%

Margin for the six months ended August 31, 2010 was $5,465,197 compared to $5,088,188 for the same period of the previous year, representing an increase in margin percentage of 5.5% . The increase of $377,009 in margin for the six months ended August 31, 2010 was the net result of the following:

  increased margin from manufactured products of $425,652 due to the Company focusing its efforts on areas that are more profitable and increased operational efficiencies; offset by, decreased margin from products that the Company purchases for resale of $48,643 due to the discontinuation of the low margin food products and decreased volume of a brand the Company licenses for resale.

Selling, General and Administration Expenses

Selling, general and administration expenses for the quarter ended August 31, 2010 were $2,922,539 compared to $1,547,897 for the same quarter of the previous year representing an increase of 88.8% . The increase of $1,374,642 is the effect of:

  increased administration costs of $1,193,078, of which $1,114,392 was an increase in non-cash stock based compensation expense, of which $948,305 is non-recurring;
  increased selling and marketing costs of $102,539; and
  increased operating costs of $79,025.

Other Expenses and Income:

Interest on long-term debt decreased from $57,242 in the quarter ended August 31, 2009 to $44,372 in the quarter ended August 31, 2010 due to lower average borrowing levels. Interest on long term debt decreased from $118,703 for the six months ended August 31, 2009 to $90,842 for the six months ended August 31, 2010 due to lower average borrowing levels and lower interest rates.

For the quarter ended August 31, 2010, the Company recorded other income of $3,133 compared to $1,018 in the corresponding quarter of the prior year and for the six months ended August 31, 2010 the Company recorded other income of $5,419 compared to $1,198 in the same period of the prior year from interest on bank balances.

For the quarter ended August 31, 2010, the Company recorded a non-cash income tax expense of $285,493 compared to $379,513 in the same quarter of the prior year and in the six months ended August 31, 2010 the company recorded a non-cash income tax expense of $490,808 compared to $524,959 in the same period of the prior year corresponding to operating profits in the Canadian operating entities. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	August 31		May 31		February 28		November 30
	2010	2009	2010	2009	2010	2009	2009	2008
Net sales / operating revenue	$ 5,866,609	$ 6,112,917	$ 5,136,382	$ 5,409,063	$ 4,653,550	$ 5,677,033	$ 4,350,703	$6,209,923
Net income (loss)	($ 549,072)	$ 809,455	$ 408,224	$ 202,474	$ 99,639	($ 4,281,985)	$ 66,288	($ 535,769)
Net income (loss) per share	($ 0.14)	$0.20	$0.10	$ 0.05	$0.03	($ 1.07)	$0.02	($0.14)
Net income (loss) per share, diluted	($ 0.14)	$0.20	$0.10	$ 0.05	$0.03	($ 1.07)	$0.02	($0.14)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

The stock based compensation rules create a non-cash expense to selling, general and administration expenses. Income (loss) by quarter would be as follows without this expense:

	August 31		May 31		February 28		November 30
	2010	2009	2010	2009	2010	2009	2009	2008
Net income (loss)	($ 549,072)	$ 809,455	$ 408,224	$ 202,474	$ 99,639	($ 4,281,985)	$ 66,288	($ 535,769)
Stock based compensation	$ 1,181,098	$ 66,706	$ 69,787	$ 72,010	$ 58,619	$ 80,521	$ 52,108	$ 61,006
Net income (loss) excluding stock based compensation expense	$ 632,026	$ 876,161	$ 478,011	$ 274,484	$ 158,258	($ 4,201,464)	$ 118,396	($ 474,763)

Cash flows

Cash provided by	Quarter ended		Quarter ended
(used in):	August 31, 2010		August 31, 2009	Change
Operating activities	$745,884		$1,269,619	$(523,735)
Investing activities	$(329,925)	$	(3,049)	$(326,876)
Financing activities	$(460,197)	$	(337,840)	$(122,357)

The reduction in cash generated from operating activities for the three months ended August 31, 2010 was primarily a result of higher operating costs in the quarter and more cash utilized by changes in accounts receivable balances compared to the same quarter of the prior year. In the quarter ended August 31, 2010 more cash was utilized by an increase in accounts receivable compared to the same quarter of the prior year due to a change in payment pattern of a customer that was resolved in early September 2010. This was partially offset by cash generated from a reduction in prepaid expenses and an increase in accounts payable.

The increase in cash utilized for investing activities was related to the purchase of property, plant and equipment, mostly for equipment to improve the efficiency of the bottling plant and to allow the plant to produce new package types.

The increase in cash utilized for financing activities is mostly related to the repayment of the US dollar operating loan balance that was used to time purchases of US dollars to minimize foreign exchange impact. The Company also repurchased 14,689 of the Company’s common stock for $37,181.

Cash provided by	Six months ended	Six months ended
(used in):	August 31, 2010	August 31, 2009	Change
Operating activities	$1,463,712	$2,842,943	$(1,379,231)
Investing activities	$(416,227)	$(79,700)	$(336,527)
Financing activities	$(653,271)	$(2,104,612)	$1,451,341

The reduction in cash generated from operating activities for the six months ended August 31, 2010 was primarily a result of changes in accounts receivable and inventory balances compared to the same period of the prior year. In the six months ended August 31, 2009 cash was generated by a large reduction in inventory that did not recur in the six months ended August 31, 2010. Also, cash was utilized in the six months ended August 31, 2010 for an increase in accounts receivable due to a change in payment pattern of a customer that was resolved in early September 2010.

The increase in cash utilized for investing activities was related to the purchase of property, plant and equipment, mostly for equipment to improve the efficiency of the bottling plant and to allow the plant to produce new package types.

The reduction in cash utilized for financing activities is principally related to the full repayment of bank indebtedness in the six months ended August 31, 2009.

Liquidity and Capital Resources

As at August 31, 2010, the Company had working capital of $2,683,687 and an unused portion of the revolving bank line of credit of $1,790,000 (the revolving line of credit has a limit of $3,500,000 subject to the availability of eligible collateral and at August 31, 2010, the actual limit based on eligible collateral was $1,790,000).

The agreement with respect to the bank indebtedness contains four financial covenants. The Company was in compliance with all covenants at August 31, 2010.

Considering the positive working capital position, including the cash on hand at August 31, 2010, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Disclosure of Outstanding Share Data

At September 27, 2010, the Company had 3,908,586 issued and outstanding common shares, 1,051,800 issued and outstanding stock options, of which 648,128 were vested, and 363,400 issued and outstanding common share purchase warrants.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on June 1, 2010 and ended on August 31, 2010 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2011 and thereafter;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.